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   ==========================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 11-K

                                   (Mark One)

[x]      Annual Report pursuant to Section 15(d) of the Securities Exchange of
         1934

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                 For the transition period from ______ to_______

                         Commission File Number 1-11416


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Consumer Portfolio Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                                Irvine, CA 92618

    =========================================================================

                              REQUIRED INFORMATION


I. Financial Statements.

         Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.


II. Exhibits:

         Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    Consumer Portfolio Services, Inc. 401(k)Plan

Date:  June 28, 2006                By: /s/ Jeffrey P. Fritz
                                        ----------------------------------------
                                        Jeffrey P. Fritz
                                        Member, Administrative Committee






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                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2005 and 2004

     (With Report of Independent Registered Public Accounting Firm Thereon)





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                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN


             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       2

Statements of Net Assets Available for Benefits -
  December 31, 2005 and 2004                                                  3

Statements of Changes in Net Assets Available for Benefits -
  Years ended December 31, 2005 and 2004                                      4

Notes to Financial Statements                                                 5

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
  December 31, 2005                                                          10

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Administrator
Consumer Portfolio Services, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                                         HASKELL & WHITE LLP
June 28, 2006
Irvine, California


                                       2

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

                   CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                  Statements of Net Assets Available for Benefits
                            December 31, 2005 and 2004




                                                          2005            2004
                                                       -----------    -----------
Investments, at fair value:
     Interest bearing cash                             $    69,024    $    48,639
     Guaranteed interest account                         2,267,546      2,097,832
     Mutual funds                                        8,154,970      7,504,366
     Consumer Portfolio Services, Inc. common stock      2,138,791      1,739,535
     Participant loans                                     472,126        452,880
                                                       -----------    -----------
                 Total investments                      13,102,457     11,843,252
Receivables:
     Employee contributions                                     --         44,771
     Employer contributions                                     --          6,670
                                                       -----------    -----------
                                                                --         51,441
                                                       -----------    -----------

                                                       -----------    -----------
                 Net assets available for benefits     $13,102,457    $11,894,693
                                                       ===========    ===========



See accompanying notes to financial statements


                                        3

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                    CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
             Statements of Changes in Net Assets Available for Benefits
                       Years ended December 31, 2005 and 2004


                                                          2005              2004
                                                      ------------     ------------
Additions (reduction) to net assets attributed to:
     Interest                                         $    245,367     $     79,050
     Net appreciation in fair value of investments         780,860        1,035,922
                                                      ------------     ------------
                                                         1,026,227        1,114,972
     Investment expenses                                   (92,127)         (77,833)
                                                      ------------     ------------
                                                           934,100        1,037,139
     Contributions:
        Employees                                        1,153,048        1,037,586
        Employer                                           427,378          399,961
        Employees' individual rollover                      46,168          153,534
     Transfer in from a merged plan (Note 1)                    --        2,061,590
                                                      ------------     ------------
                 Total additions                         2,560,694        4,689,810
Deductions from net assets attributed to:
     Benefits paid to participants                       1,352,930          884,808
                                                      ------------     ------------
                 Net increase                            1,207,764        3,805,002
Net assets available for benefits:
     Beginning of year                                  11,894,693        8,089,691
                                                      ------------     ------------
     End of year                                      $ 13,102,457     $ 11,894,693
                                                      ============     ============


See accompanying notes to financial statements


                                         4

                  CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2005 and 2004


(1)  DESCRIPTION OF THE PLAN

     The following description of the Consumer Portfolio Services, Inc. (the Plan Sponsor or CPS) 401(k) Plan (The Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor's common stock without regard to Section 407(a) of ERISA. Effective January 1, 2003 the Plan Sponsor adopted the Mass Mutual Life Insurance Company Flexinvest(R) Prototype Non-Standardized 401(k) Profit Sharing Plan.

          The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  ADMINISTRATION OF THE PLAN

          The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the board of directors and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

          The Plan is operated under an agreement which requires that Mass Mutual Retirement Savings (Mass Mutual), custodian and recordkeeper, holds and distributes the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

     (c)  CONTRIBUTIONS

          Employees are eligible to participate in the Plan after completing 90 days of service. In accordance with the Plan, participants may contribute up to 50% of their annual compensation. Contributions are subject to certain limitations as defined in the Plan as well as a maximum of $14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively, under the Internal Revenue Code of 1986 (exclusive of additional contributions that are permitted if certain age criteria are satisfied). Participants may roll over into the Plan amounts representing distributions from other qualified plans.

          The Plan Sponsor may make a discretionary matching contribution equal to a discretionary percentage of the participant's pretax contributions. Discretionary matching contributions were $427,378 and $399,961 for the years ended December 31, 2005 and 2004, respectively.

     (d)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contributions, allocations of the Plan Sponsor's matching contributions and investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2005 and 2004

(1)  DESCRIPTION OF THE PLAN (CONTINUED)

     (e)  VESTING

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement, and upon termination for disability.

     (f)  INVESTMENT OPTIONS

          The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund.

     (g)  PARTICIPANTS LOANS

          Participants may borrow from their accounts. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant's vested account balance. A loan shall be repaid within five years, unless it is used for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions.

          Participant loans are included in the statements of net assets available for plan benefits at their outstanding balances, which approximate fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates between 5.00% and 11.50%, with final payments due between February 2005 and June 2018, and are secured by the participants' vested account balances.

     (h)  PAYMENTS OF BENEFITS

          Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant's life expectancy. Benefits are recorded when paid.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2005 and 2004


(1)  DESCRIPTION OF THE PLAN (CONTINUED)

     (i)  FORFEITED ACCOUNTS

          Through December 31, 2002, forfeitures were applied to reduce any employer contribution. Effective January 1, 2003, forfeitures attributable to matching contributions will be applied first to reduce expenses related to the administration of the Plan and then to reduce any employer contributions. As of December 31, 2005 and 2004, forfeited accounts totaled $332,718 and $245,420, respectively.

     (j)  PLAN TERMINATION

          Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     (k)  PLAN MERGER

          Effective January 1, 2004 the board of directors approved a merger of The Finance Company 401(k) Plan into the Plan. The sponsor of The Finance Company 401(k) Plan was The Finance Company, a subsidiary of Consumer Portfolio Services, Inc. Assets of $2,061,590 were transferred into the Plan on March 2, 2004.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          The financial statements of the Plan have been prepared on the accrual basis of accounting.

     (b)  INVESTMENTS

          Publicly traded securities are carried at fair value based on published market quotations. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

          Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the day the investments are sold during the year.

     (c)  ADMINISTRATIVE EXPENSES

          The Plan and the Plan Sponsor share in plan expenses. Certain direct investment expenses, such as loan, withdrawal or distribution processing fees are deducted from participants' accounts.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2005 and 2004


(2)  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (d)  USE OF ESTIMATES

          The Plan Administrator has made estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Accordingly, actual results may differ from those estimates.

     (e)  RISKS AND UNCERTAINTIES

          The Plan provides for various investments options in money market funds, mutual funds, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants' account balances and the amounts reported in the financial statements.

     (f)  CONCENTRATION

          Investments in the common stock of Consumer Portfolio Services, Inc. comprise approximately 17% and 15% of the Plan's investments as of December 31, 2005 and 2004, respectively.

     (g)  RECLASSIFICATIONS

          Certain balances in the 2004 financial statements have been reclassified to conform to the current year presentation. This reclassification had no effect on net assets or the change in net assets.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2005 and 2004



(3)  INVESTMENTS

     The following presents the fair value of investments that represent 5% or more of the Plan's net assets:

                                                        2005          2004
                                                    -----------    -----------
Investment:
     MM Guaranteed Interest Account                 $ 2,267,546    $ 2,097,832
     Main Street (Oppenheimer)                          985,765        938,425
     MM Aggressive Growth (Sands Cap)                   891,038        801,210
     MM Blue Chip Growth (Fidelity)                          --        467,076
     MM Fundamental Val (Wellington)                         --        633,812
     MM Indexed Equity (Northern Trust)               1,319,466      1,310,955
     MM Moderate Journey                                655,876             --
     CPS Common Stock                                 2,138,791      1,739,535
     Other investments individually less than 5%      4,843,975      3,854,407
                                                    -----------    -----------
                                                    $13,102,457    $11,843,252
                                                    ===========    ===========


     During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

                                                        2005          2004
                                                    -----------    -----------
Investment appreciation:
     Mutual funds                                   $   477,843    $   740,537
     Common stocks                                      303,017        295,385
                                                    -----------    -----------
                                                    $   780,860    $ 1,035,922
                                                    ===========    ===========

(4)  TAX STATUS

     The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 23, 2002 that the Plan and related trust, as adopted based on Mass Mutuals' prototype plan, are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is, therefore, exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is included in the accompanying financial statements.

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

                                      CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                             Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                    December 31, 2005
                                               Plan #001 - EIN# 32-0021607

           (b)
  Identity of issuer,                                      (c)
  borrower, lessor or      Description of investment including maturity date, rate of           (d)              (e)
     similar party               interest, collateral, par or maturity value                   Cost         Current value
     -------------               -------------------------------------------                   ----         -------------

MassMutual                 Interest Bearing Cash                                              69,024            69,024
MassMutual                 Guaranteed Interest Account                                     2,267,546         2,267,546
MassMutual                 Holding Account - SIA-AG                                                0                 0
MassMutual                 SIA-A1                                                            384,212           439,525
MassMutual                 SIA-AD                                                            636,614           891,038
MassMutual                 SIA-AK                                                            438,632           582,801
MassMutual                 SIA-AL                                                            324,268           381,468
MassMutual                 SIA-AN                                                             93,558           110,311
MassMutual                 SIA-AX                                                          1,046,522         1,319,466
MassMutual                 SIA-DA                                                            309,298           348,434
MassMutual                 SIA-DC                                                            176,857           203,942
MassMutual                 SIA-DE                                                             38,051            42,684
MassMutual                 SIA-DM                                                            561,897           655,876
MassMutual                 SIA-LB                                                            362,985           426,505
MassMutual                 SIA-NM                                                             74,919            83,360
MassMutual                 SIA-NS                                                              3,067             3,067
MassMutual                 SIA-05                                                            794,321           985,765
MassMutual                 SIA-09                                                            114,977           128,118
MassMutual                 SIA-OD                                                            255,080           358,805
MassMutual                 SIA-WR                                                            438,083           569,910
MassMutual                 SIA-WT                                                            128,234           148,661
MassMutual                 SIA-WY                                                             35,498            36,211
MassMutual                 SIA-WZ                                                            258,567           275,283
MassMutual                 SIA-Y                                                             158,076           163,740
MassMutual                 Outside Fund - Consumer Portfolio Services, Inc. Common Stock   1,295,127         2,138,791
Participant Loans          5.00% - 11.50%                                                          0           472,126
